

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-Mail
Richard Monto
General Counsel
Neutral Tandem, Inc.
550 West Adams Street, Suite 900
Chicago, IL 60661

> **Re:** **Neutral Tandem, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2013**
> **File No. 001-33778**

Dear Mr. Monto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please fill in the blanks in your document.

Questions and Answers, page 1

Why am I receiving this proxy statement?, page 1

2. Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure.

We note your statement in bold that the board unanimously believes that Clinton
Magnolia Master Fund, Ltd.'s actions "are not in the best interests of our stockholders…"
Please provide support for your statement.

What is the cost of soliciting proxies for the annual meeting? Who will bear…, page 6

3. Disclosure indicates that the filing persons may solicit proxies by mail, personally,
    telephonically, through the internet or by facsimile. Please be advised that all written
    soliciting materials, including any e-mails or scripts to be used in soliciting proxies must
    be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b)
    and (c). Please confirm your understanding.

4. We note your discussion regarding your equity incentive plans in the event of a "change
    in control" and relevant provisions. Please disclose whether the election of Clinton
    Magnolia's nominees would constitute a change of control under your employment
    agreements and whether such election would have any additional effects on the company.

Proposals to be Voted On, page 8

Proposal No. 1: Election of Directors, page 8

5. Please revise the opening paragraph under this heading to clarify which of the eight
    individuals listed constitute the <u>seven</u> nominees for election to the board of directors.

6. Please disclose whether your nominees have provided their consent to be named in your
    proxy statement and to serve on your board if elected.

7. We note your disclosure on page 8 about "the likelihood that Clinton Magnolia Master
    Fund, Ltd. and its nominees may not serve the best interests of our Company" and that
    your nominees "will fairly and objectively consider the interests of Inteliquent and all of
    our stockholders in determining our future direction." To the extent you are implying
    that Clinton Magnolia's nominees would not fulfill their fiduciary duties if elected, please
    note that you must avoid issuing statements that directly or indirectly impugn the
    character, integrity or personal reputation or make charges of illegal, improper or
    immoral conduct without factual foundation. Disclose the factual foundation for such
    assertion or revise the statement. In this regard, note that the factual foundation for such
    assertions must be reasonable. Refer to Rule 14a-9.

8. Please revise your disclosure regarding the February 28, 2013 conversation with Clinton
    Magnolia to describe the subject of the discussion and any conclusion reached.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have questions regarding comments. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-Mail
        Ryan Loneman, Esq.
        Ted Peto, Esq.
        Kirkland & Ellis LLP